UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

QEP Midstream Partners, LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

74735R115

(CUSIP Number)

Charles S. Parrish

Tesoro Corporation

19100 Ridgewood Parkway

San Antonio, Texas 78259-1828

(210) 626-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 2, 2014

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No: 74735R115
1	NAMES OF REPORTING PERSONS. Tesoro Corporation I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 27-4151603
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0[1]
	8	SHARED VOTING POWER 30,406,750[1]
	9	SOLE DISPOSITIVE POWER 0[1]
	10	SHARED DISPOSITIVE POWER 30,406,750[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,406,750[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.9%[2]
14	TYPE OF REPORTING PERSON CO

1.	Includes 3,701,750 common units representing limited partner interests (“Common Units”) and 26,705,000 subordinated units representing limited partner interests (“Subordinated Units”) in QEP Midstream Partners LP (the “Issuer”) held directly by QEP Field Services, LLC (“QEPFS LLC”), a wholly owned subsidiary of Tesoro Logistics LP (“TLLP”). The Subordinated Units may be converted into Common Units on a one-for-one basis upon the expiration of the Subordination Period, which is defined in the Issuer’s First Amended and Restated Agreement of Limited Partnership, which is incorporated herein by reference. Since the Subordinated Units were acquired in connection with transactions having the effect of changing or influencing the control of the Issuer, such Subordinated Units are considered converted for the purposes of these calculations pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended. The Reporting Person may also be deemed to be the indirect beneficial owner of the general partner interest in the Issuer and incentive distribution rights of the Issuer.
2.	Calculation of percentage based on a total of 26,729,240 Common Units and 26,705,000 Subordinated Units for a total of 53,434,240 Common Units and Subordinated Units of the Issuer issued and outstanding as of October 31, 2014.

CUSIP No: 74735R115
1	NAMES OF REPORTING PERSONS. Tesoro Refining & Marketing Company LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 76-0489496
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0[1]
	8	SHARED VOTING POWER 30,406,750[1]
	9	SOLE DISPOSITIVE POWER 0[1]
	10	SHARED DISPOSITIVE POWER 30,406,750[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,406,750[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.9%[2]
14	TYPE OF REPORTING PERSON OO – limited liability company

1.	Includes 3,701,750 common units representing limited partner interests (“Common Units”) and 26,705,000 subordinated units representing limited partner interests (“Subordinated Units”) in QEP Midstream Partners LP (the “Issuer”) held directly by QEP Field Services, LLC (“QEPFS LLC”), a wholly owned subsidiary of Tesoro Logistics LP (“TLLP”). The Subordinated Units may be converted into Common Units on a one-for-one basis upon the expiration of the Subordination Period, which is defined in the Issuer’s First Amended and Restated Agreement of Limited Partnership, which is incorporated herein by reference. Because the Subordinated Units were acquired in connection with transactions having the effect of changing or influencing the control of the Issuer, such Subordinated Units are considered converted for the purposes of these calculations pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended. The Reporting Person may also be deemed to be the indirect beneficial owner of the general partner interest in the Issuer and incentive distribution rights of the Issuer.
2.	Calculation of percentage based on a total of 26,729,240 Common Units and 26,705,000 Subordinated Units for a total of 53,434,240 Common Units and Subordinated Units of the Issuer issued and outstanding as of October 31, 2014.

CUSIP No: 74735R115
1	NAMES OF REPORTING PERSONS. Tesoro Alaska Company LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 74-1646130
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0[1]
	8	SHARED VOTING POWER 30,406,750[1]
	9	SOLE DISPOSITIVE POWER 0[1]
	10	SHARED DISPOSITIVE POWER 30,406,750[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,406,750[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.9%[2]
14	TYPE OF REPORTING PERSON OO – limited liability company

1.	Includes 3,701,750 common units representing limited partner interests (“Common Units”) and 26,705,000 subordinated units representing limited partner interests (“Subordinated Units”) in QEP Midstream Partners LP (the “Issuer”) held directly by QEP Field Services, LLC (“QEPFS LLC”), a wholly owned subsidiary of Tesoro Logistics LP (“TLLP”). The Subordinated Units may be converted into Common Units on a one-for-one basis upon the expiration of the Subordination Period, which is defined in the Issuer’s First Amended and Restated Agreement of Limited Partnership, which is incorporated herein by reference. Because the Subordinated Units were acquired in connection with transactions having the effect of changing or influencing the control of the Issuer, such Subordinated Units are considered converted for the purposes of these calculations pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended. The Reporting Person may also be deemed to be the indirect beneficial owner of the general partner interest in the Issuer and incentive distribution rights of the Issuer.
2.	Calculation of percentage based on a total of 26,729,240 Common Units and 26,705,000 Subordinated Units for a total of 53,434,240 Common Units and Subordinated Units of the Issuer issued and outstanding as of October 31, 2014.

CUSIP No: 74735R115
1	NAMES OF REPORTING PERSONS. Tesoro Logistics GP, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 27-4151395
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0[1]
	8	SHARED VOTING POWER 30,406,750[1]
	9	SOLE DISPOSITIVE POWER 0[1]
	10	SHARED DISPOSITIVE POWER 30,406,750[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,406,750[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.9%[2]
14	TYPE OF REPORTING PERSON OO – limited liability company

1.	Includes 3,701,750 common units representing limited partner interests (“Common Units”) and 26,705,000 subordinated units representing limited partner interests (“Subordinated Units”) in QEP Midstream Partners LP (the “Issuer”) held directly by QEP Field Services, LLC (“QEPFS LLC”), a wholly owned subsidiary of Tesoro Logistics LP (“TLLP”). The Subordinated Units may be converted into Common Units on a one-for-one basis upon the expiration of the Subordination Period, which is defined in the Issuer’s First Amended and Restated Agreement of Limited Partnership, which is incorporated herein by reference. Because the Subordinated Units were acquired in connection with transactions having the effect of changing or influencing the control of the Issuer, such Subordinated Units are considered converted for the purposes of these calculations pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended. The Reporting Person may also be deemed to be the indirect beneficial owner of the general partner interest in the Issuer and incentive distribution rights of the Issuer.
2.	Calculation of percentage based on a total of 26,729,240 Common Units and 26,705,000 Subordinated Units for a total of 53,434,240 Common Units and Subordinated Units of the Issuer issued and outstanding as of October 31, 2014.

CUSIP No: 74735R115
1	NAMES OF REPORTING PERSONS. Tesoro Logistics LP I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 27-4151603
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0[1]
	8	SHARED VOTING POWER 30,406,750[1]
	9	SOLE DISPOSITIVE POWER 0[1]
	10	SHARED DISPOSITIVE POWER 30,406,750[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,406,750[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.9%[2]
14	TYPE OF REPORTING PERSON PN

1.	Includes 3,701,750 common units representing limited partner interests (“Common Units”) and 26,705,000 subordinated units representing limited partner interests (“Subordinated Units”) in QEP Midstream Partners LP (the “Issuer”) held directly by QEP Field Services, LLC (“QEPFS LLC”), a wholly owned subsidiary of Tesoro Logistics LP (“TLLP”). The Subordinated Units may be converted into Common Units on a one-for-one basis upon the expiration of the Subordination Period, which is defined in the Issuer’s First Amended and Restated Agreement of Limited Partnership, which is incorporated herein by reference. Because the Subordinated Units were acquired in connection with transactions having the effect of changing or influencing the control of the Issuer, such Subordinated Units are considered converted for the purposes of these calculations pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended. The Reporting Person may also be deemed to be the indirect beneficial owner of the general partner interest in the Issuer and incentive distribution rights of the Issuer.
2.	Calculation of percentage based on a total of 26,729,240 Common Units and 26,705,000 Subordinated Units for a total of 53,434,240 Common Units and Subordinated Units of the Issuer issued and outstanding as of October 31, 2014.

CUSIP No: 74735R115
1	NAMES OF REPORTING PERSONS. QEP Field Services, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 47-1671046
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0[1]
	8	SHARED VOTING POWER 30,406,750[1]
	9	SOLE DISPOSITIVE POWER 0[1]
	10	SHARED DISPOSITIVE POWER 30,406,750[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,406,750[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.9%[2]
14	TYPE OF REPORTING PERSON OO – limited liability company

1.	Includes 3,701,750 common units representing limited partner interests (“Common Units”) and 26,705,000 subordinated units representing limited partner interests (“Subordinated Units”) in QEP Midstream Partners LP (the “Issuer”) held directly by QEP Field Services, LLC (“QEPFS LLC”), a wholly owned subsidiary of Tesoro Logistics LP (“TLLP”). The Subordinated Units may be converted into Common Units on a one-for-one basis upon the expiration of the Subordination Period, which is defined in the Issuer’s First Amended and Restated Agreement of Limited Partnership, which is incorporated herein by reference. Because the Subordinated Units were acquired in connection with transactions having the effect of changing or influencing the control of the Issuer, such Subordinated Units are considered converted for the purposes of these calculations pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended. The Reporting Person may also be deemed to be the indirect beneficial owner of the general partner interest in the Issuer and incentive distribution rights of the Issuer.
2.	Calculation of percentage based on a total of 26,729,240 Common Units and 26,705,000 Subordinated Units for a total of 53,434,240 Common Units and Subordinated Units of the Issuer issued and outstanding as of October 31, 2014.

Item 1. Security and Issuer.

This Schedule 13D relates to the common units (the “Common Units”) and subordinated Units (“Subordinated Units,” and together with the Common Units, the “Units”) representing limited partner interests in QEP Midstream Partners, LP, a Delaware limited partnership (“QEPM” or the “Issuer”), which has its principal executive offices at 1050 17th Street, Suite 800, Denver, Colorado 80265.

Item 2. Identity and Background.

This Schedule 13D is being filed by Tesoro Corporation, a Delaware corporation (“Tesoro”), Tesoro Refining & Marketing Company LLC, a Delaware limited liability company (“TRMC”), Tesoro Alaska Company LLC, a Delaware limited liability company (“Tesoro Alaska”), Tesoro Logistics GP, LLC, a Delaware limited liability company (the “TLGP”), Tesoro Logistics LP, a Delaware limited partnership (“TLLP”), and QEP Field Services, LLC, a Delaware limited liability company (“QEPFS LLC” and together with Tesoro, TRMC, Tesoro Alaska, TLGP, and TLLP, the “Reporting Persons”). The principal business address and principal office address of each of the Reporting Persons is 19100 Ridgewood Parkway, San Antonio, Texas 78259-1828.

Tesoro is an independent refiner and marketer of petroleum products. TRMC and Tesoro Alaska are both wholly-owned subsidiaries of Tesoro that produce and market refined petroleum products. Tesoro, TRMC and Tesoro Alaska collectively own 100% of TLGP’s membership interests (5%, 94.5% and 0.5% respectively). TLGP serves as the general partner of TLLP.

TLLP is a fee-based, growth-oriented Delaware limited partnership formed by Tesoro to own, operate, develop and acquire logistics assets. TLLP’s logistics assets are integral to the success of Tesoro’s refining and marketing operations and are used to gather crude oil and to distribute, transport and store crude oil and refined products. TLLP owns 100% of QEPFS LLC’s membership interests.

QEPFS LLC owns and operates a portfolio of midstream energy assets and provides crude oil and natural gas gathering, processing, treating and transportation services.

The information required by subparagraphs (a), (b), (c) and (f) of this Item with respect to the directors and executive officers of the Reporting Persons is set forth on Schedule A attached hereto and is incorporated herein by reference.

During the last five years, none of the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of the persons identified on Schedule A has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

During the last five years, none of the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of the persons identified on Schedule A was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On October 19, 2014, TLLP entered into the Membership Interest Purchase Agreement, dated October 19, 2014 (the “Purchase Agreement”), with QEP Field Services Company (“QEPFS Company”), a wholly-owned subsidiary of QEP Resources, Inc. (“QEP Resources”). Pursuant to the Purchase Agreement, TLLP agreed to purchase from QEPFS Company 100% of the issued and outstanding membership interests of QEPFS LLC, which was a wholly owned subsidiary of QEPFS Company, for approximately $2.5 billion in cash, including approximately $230.0 million to refinance the Issuer’s debt, subject to customary post-closing adjustments (the “QEP Field Services Acquisition”). The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement filed as Exhibit 1, which exhibit is incorporated by reference in its entirety in this Item 3.

On December 2, 2014, TLLP and QEPFS Company closed the QEP Field Services Acquisition as contemplated by the Purchase Agreement for an aggregate purchase price of approximately $2.5 billion, which includes adjustments for working capital and remains subject to post-closing adjustments.

TLLP funded the purchase price in part with (i) the portion of the net proceeds from the issuance of its 5.50% Senior Notes due 2019 (“2019 Notes”) that was not used for the $243 million repayment of outstanding borrowings under TLLP’s revolving credit facility related to TLLP’s acquisition of three truck terminals, ten storage tanks, two rail loading and unloading facilities on July 1, 2014 and refined products pipeline on September 30, 2014, and (ii) the entire net proceeds from the issuance of its 6.25% Senior Notes due 2022 (“2022 Notes”). The proceeds of the 2022 Notes were initially funded into an escrow account on October 29, 2014 and were released on December 2, 2014, concurrent with the consummation of the Acquisition. The 2019 Notes and the 2022 Notes are described in more detail in TLLP’s Current Report on Form 8-K that was filed with the Securities and Exchange Commission on October 29, 2014. The QEP Field Services Acquisition was also partly funded with net proceeds from TLLP’s offering of common units, which closed in October 2014, and with borrowings under TLLP’s Second Amended and Restated Credit Agreement with Bank of America, N.A., as administrative agent, and a syndicate of banks and financial institutions as lenders (the “Amended and Restated Credit Agreement”), which was entered into on December 2, 2014. The Amended and Restated Credit Agreement increases total revolving loan availability from $575 million to $900 million and permits TLLP to request that the availability be increased up to an aggregate of $1,500 million, subject to receiving increased commitments from the lenders. The Amended and Restated Credit Agreement is guaranteed by certain of TLLP’s subsidiaries (including QEPFS LLC, QEP Midstream Partners GP, LLP (“QEPM GP”), the Issuer and certain of its subsidiaries (collectively, the “QEP Guaranteeing Subsidiaries”)), and it is secured by substantially all of the assets of TLLP and certain of its subsidiaries (including the QEP Guaranteeing Subsidiaries, which executed joinders and supplements to subsidiary guaranty and security agreements (the “Credit Agreement Joinders”) after the closing of the QEP Field Services Acquisition). The Amended and Restated Credit Agreement is scheduled to mature on December 2, 2019.

The New Credit Agreement contains customary representations, warranties, covenants (affirmative and negative) and events of default, the occurrence of which would permit the lenders to accelerate the maturity date of amounts borrowed under the Amended and Restated Credit Agreement. The foregoing description of the Amended and Restated Credit Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Amended and Restated Credit Agreement filed as Exhibit 2, which exhibit is incorporated by reference in its entirety in this Item 3.

Item 4. Purpose of Transaction.

On October 19, 2014, TLLP entered into the Purchase Agreement with QEPFS Company, a wholly-owned subsidiary of QEP Resources, Inc. (“QEP Resources”). Pursuant to the Purchase Agreement, TLLP agreed to purchase from QEPFS Company (the “QEP Field Services Acquisition”) 100% of the issued and outstanding membership interests of QEPFS LLC, which was a wholly owned subsidiary of QEPFS Company, for approximately $2.5 billion in cash, including approximately $230.0 million to refinance the Issuer’s debt, subject to customary post-closing adjustments.

On December 2, 2014, TLLP and QEPFS Company consummated the QEP Field Services Acquisition. Pursuant to the Purchase Agreement, on December 2, 2014, TLLP acquired all of the limited liability company interests of QEPFS LLC. QEPFS LLC is the direct or indirect owner of assets related to, and entities engaged in, natural gas gathering, transportation and processing in or around the Green River Basin located in Wyoming and Colorado, the Uinta Basin located in eastern Utah, and the portion of the Williston Basin located in North Dakota. QEPFS LLC also holds an approximate 55.8% limited partner interest in the Issuer, consisting of 3,701,750 common units and 26,705,000 subordinated units (collectively representing approximately 56.9% of the outstanding limited partner interests of the Issuer), and 100% of the limited liability company interests of QEP Midstream’s general partner, QEPM GP, which itself holds a 2% general partner interest and 100% of the incentive distribution rights in the Issuer.

The Purchase Agreement includes customary representations, warranties, covenants and indemnities. The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement filed as Exhibit 1, which exhibit is incorporated by reference in its entirety in this Item 4.

QEPFS LLC owns and operates a diversified portfolio of midstream energy assets and provides crude oil and natural gas gathering, processing, treating and transportation services and NGL fractionation and transportation services for its producer customers. The QEP Field Services Acquisition allows TLLP to extend its logistics strategy into the natural gas logistics business.

TLLP expects to report QEPFS LLC’s assets and operations as a new business segment, except that the gathering operations owned by QEPFS LLC will be reported within TLLP’s crude oil gathering segment, which will be referred to as the gathering segment after the completion of the QEP Field Services Acquisition.

On December 2, 2014, 4 members of the QEPM GP board of directors resigned and 5 individuals nominated by TLGP were appointed to the QEPM GP board of directors.

On December 2, 2014, TLLP presented a letter to the QEPM GP board of directors (the “Offer Letter”) setting forth its proposal to purchase all of the outstanding publicly-held Common Units of the Issuer through a unit-for-unit exchange in which holders of Common Units would receive 0.2846 TLLP common units per common unit of the Issuer, and the Issuer would be merged with and into a wholly-owned subsidiary of TLLP (the “Proposed Transaction”). The Proposed Transaction is subject to the approval of the TLGP board of directors and the QEPM GP board of directors and its conflicts committee, any requisite unitholder approval under applicable law and the Issuer’s partnership agreement, and the negotiation, execution and delivery of definitive transaction agreements. In the Offer Letter, TLLP stated that it is only interested in acquiring common units of the Issuer and not in selling (or causing its affiliates to sell) interests in the Issuer to any third party or parties. TLLP awaits a response from the QEPM GP Board. While the Proposed Transaction remains under consideration by the QEPM GP Board, the Reporting Persons may respond to inquiries from the QEPM GP Board.

The foregoing description of the Offer Letter is qualified in its entirety by reference to the full text of the Offer Letter, a copy of which is attached hereto as Exhibit 3 and is incorporated herein by reference.

The Subordinated Units owned of record by QEPFS LLC are convertible into Common Units on a one-for-one basis upon the termination of the subordination period as set forth in the First Amended and Restated Limited Partnership Agreement of QEP Midstream Partners, LP, dated August 14, 2013 (the “QEPM Partnership Agreement”).

The Reporting Persons may make additional purchases or other acquisitions of Common Units either in the open market or in private transactions depending on such Reporting Person’s and the Issuer’s business, prospects and financial condition, the market for the Common Units, general economic conditions, stock market conditions and other future developments.

The Reporting Persons, as direct and indirect owners of QEPM GP, may cause QEPM to change its distribution policy as set forth in the QEPM Partnership Agreement or the Issuer’s capitalization, through the issuance of debt or equity securities, from time to time in the future. The Reporting Persons, however, have no current intention of causing any material change to the Issuer’s present capitalization or the Issuer’s distribution policy as set forth in the QEPM Partnership Agreement.

References to, and descriptions of, the QEPM Partnership Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the QEPM Partnership Agreement filed as Exhibit 4, which exhibit is incorporated by reference in its entirety in this Item 4.

Except as described in this Item 4, TLLP has no other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. TLLP may change its plans or proposals in the future. TLLP reserves the right to acquire additional securities of QEPM in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of its respective holdings of securities of QEPM or to change its intentions with respect to any or all of the matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer.

(a) Items 11 and 13 of each Cover Page state the aggregate number and percentage of Units (defined below) beneficially owned by the applicable Reporting Person. Such information is incorporated herein by reference.

The Subordinated Units may be converted into Common Units on a one-for-one basis upon the expiration of the Subordination Period, as defined in the QEPM Partnership Agreement. Since the Subordinated Units were acquired in connection with transactions having the effect of changing or influencing the control of the Issuer, such Subordinated Units are considered converted for the purposes of the beneficial ownership calculations contained herein pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended. Accordingly, the numbers reported in Items 7 through 11 of each Cover Page include both the Common Units and the Subordinated Units (together, the “Units”) beneficially owned by the applicable Reporting Person. Similarly, the percentage reported in Item 13 of each Cover Page is based on the approximate number of Common Units (26,729,240) and Subordinated Units (26,705,000) issued and outstanding as of October 31, 2014.

References to, and descriptions of, the QEPM Partnership Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the QEPM Partnership Agreement filed as Exhibit 4, which exhibit is incorporated by reference in its entirety in this Item 5.

Tesoro, TRMC and Tesoro Alaska hold no Units directly, but due to such parties collective ownership of 100% of TLGP’s membership interests (5%, 94.5% and 0.5%, respectively), and due to Tesoro owning 100% of the membership interest of TRMC and Tesoro Alaska, Tesoro, TRMC and Tesoro Alaska have indirect beneficial ownership of the 30,406,750 Units of the Issuer, representing approximately 59.6% of the outstanding Units, owned directly by QEPFS LLC. As set forth herein, Tesoro, TRMC and Tesoro Alaska have shared voting and dispositive power over the 30,406,750 Units owned directly by QEPFS LLC.

TLGP holds no Units directly, but is the general partner of TLLP, and as such has an indirect beneficial ownership of the 30,406,750 Units of the Issuer, representing approximately 59.6% of the outstanding Units, owned directly by QEPFS LLC. As set forth herein, TLGP has shared voting and dispositive power over the 30,406,750 Units owned directly by QEPFS LLC.

TLLP holds no Units directly, but owns 100% of the membership interests of QEPFS LLC, and owns 100% of the membership interests of QEPM GP, and as such has an indirect beneficial ownership of the 30,406,750 Units of the Issuer, representing approximately 59.6% of the outstanding Units, owned directly by QEPFS LLC. As set forth herein, TLLP has shared voting and dispositive power over the 30,406,750 Units owned directly by QEPFS LLC.

QEPFS LLC is the record holder of 30,406,750 Units of the Issuer, representing approximately 59.6% of the outstanding Units. As set forth herein, QEPFS LLC has shared voting and dispositive power over the 30,406,750 United owned directly by it.

The number of Units of the Issuer held by each of the Reporting Person’s directors and executive officers, all of which are Common Units, is set forth on Schedule A and is incorporated herein by reference.

Each of the Reporting Persons disclaims beneficial ownership of the securities held by others, including the other Reporting Persons, except to the extent of such Reporting Person’s pecuniary interest therein, if any.

(b) The information provided in Item 5(a) of this Schedule 13D is incorporated herein by reference.

(c) Except as otherwise stated herein, none of the Reporting Persons has engaged in any transactions involving Units during the past 60 days. To the best of the Reporting Persons’ knowledge, all transactions engaged in by the Reporting Persons’ directors and executive officers during the past 60 days that involved Units are disclosed on Schedule A.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Units reported as being beneficially owned by the Reporting Persons on this Schedule 13D.

(e) Not applicable.

The information set forth in Item 3 is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided in Items 3 and 4 of this Schedule 13D is incorporated herein by reference.

QEPM GP, as the sole general partner of the Issuer, QEPFS LLC, as a limited partner of the Issuer, and all other limited partners of the Issuer, are party to the QEPM Partnership Agreement. Among other things, the Partnership Agreement sets forth the rights of the parties thereto with respect to distributions of cash, allocation of profits and losses, the terms of the conversion of the Subordinated Units into Common Units, issuance of additional limited partner units, voting rights and registration rights.

Under the Second Amended and Restated Limited Liability Company Agreement of QEPM GP dated December 2, 2014 (the “QEPM GP LLC Agreement”), QEPFS LLC, as the sole member, has the right to elect the members of the board of directors of QEPM GP.

References to, and descriptions of, the QEPM Partnership Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the QEPM Partnership Agreement filed as Exhibit 4, which exhibit is incorporated by reference in its entirety in this Item 6. References to, and descriptions of, the QEPM GP LLC Agreement do not purport to be complete and are qualified in their entirety by reference to the QEPM GP LLC Agreement filed as Exhibit 5, which exhibit is incorporated by reference in its entirety in this Item 6.

On December 12, 2014, the Reporting Persons entered into a Joint Filing Agreement relating to the filing of this Schedule 13D, a copy of which attached hereto as Exhibit 6.

To the Reporting Persons’ knowledge, there are no other contracts, arrangements or relationships (legal or otherwise) among the persons names in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7. Material to be filed as Exhibits

Exhibit Number	Description

1	Membership Interest Purchase Agreement, dated as of October 19, 2014, between Tesoro Logistics LP and QEP Field Services Company (incorporated by reference to Exhibit 2.1 to Tesoro Logistics LP’s Current Report on Form 8-K filed on October 20, 2014)

2	Second Amended and Restated Credit Agreement, dated as of December 2, 2014, among Tesoro Logistics LP, Bank of America, N.A., as administrative agent, L/C issuer and lender, and other lenders party thereto (incorporated by reference to Exhibit 10.5 to Tesoro Logistics LP’s Current Report on Form 8-K filed on December 8, 2014)

3	Letter dated December 2, 2014, from Tesoro Logistics LP to Members of the Board of Directors of QEP Midstream Partners GP, LLC

4	First Amended and Restated Agreement of Limited Partnership of QEP Midstream Partners, LP dated August 14, 2013, by and between QEP Midstream Partners GP, LLC and QEP Field Services Company (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on August 16, 2013)

5	Second Amended and Restated Limited Liability Company Agreement of QEP Midstream Partners GP, LLC dated as of December 2, 2014

6	Joint Filing Agreement, dated as of December 12, 2014, among Tesoro Corporation, Tesoro Refining & Marketing Company LLC, Tesoro Alaska Company LLC, Tesoro Logistics GP, LLC, Tesoro Logistics LP, and QEP Field Services, LLC

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 12, 2014

TESORO CORPORATION

By:	/s/ Charles S. Parrish
Charles S. Parrish
Executive Vice President, General Counsel and Secretary

TESORO REFINING & MARKETING COMPANY LLC

By:	/s/ Charles S. Parrish
Charles S. Parrish
Executive Vice President and Secretary

TESORO ALASKA COMPANY LLC

By:	/s/ Charles S. Parrish
Charles S. Parrish
Executive Vice President, General Counsel and Secretary

TESORO LOGISTICS GP, LLC

By:	/s/ Charles S. Parrish
Charles S. Parrish
Vice President, General Counsel and Secretary

TESORO LOGISTICS LP

By: TESORO LOGISTICS GP, LLC, its general partner

By:	/s/ Charles S. Parrish
Charles S. Parrish
Vice President, General Counsel and Secretary

QEP Field Services, LLC

By:	/s/ Charles S. Parrish
Charles S. Parrish
Vice President, General Counsel and Secretary

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF TESORO CORPORATION

The business address of each person listed below is c/o Tesoro Corporation, 19100 Ridgewood Parkway, San Antonio, Texas 78259-1828. Each person is a United States citizen.

Directors:

Name	Present Principal Occupation	Common Units Held
Rodney F. Chase	Non-Executive Chairman for Genel Energy, plc	0
Gregory J. Goff	President and Chief Executive Officer of Tesoro Corporation	0
Robert W. Goldman	Independent Financial Consultant	0
Steven H. Grapstein	Chief Executive Officer of Como Holdings USA, Inc.	0
David Lilley	Retired	0
Mary Pat McCarthy	Retired	0
J.W. Nokes	Retired	0
Susan Tomasky	Retired	0
Michael E. Wiley	Retired	0
Patrick Y. Yang	Retired	0

Executive Officers:

Name	Position at Tesoro Corporation	Common Units Held
Gregory J. Goff	President and Chief Executive Officer	0
Charles S. Parrish	Executive Vice President, General Counsel and Secretary	0
Steven M. Sterin	Executive Vice President, Chief Financial Officer	0
Daryl R. Schofield	Senior Vice President, Commercial	0
Arlen O. Glenewinkel, Jr.	Vice President and Controller	1,600 *
Keith M. Casey	Executive Vice President, Operations	0
Brad S. Lakhia	Vice President and Treasurer	0
Cynthia (CJ) Warner	Executive Vice President, Strategy and Business Development	0

*	Represents 1,600 common units of QEP Midstream Partners, LP held by Mr. Glenewinkel’s daughter.

[Schedule A Continues on Next Page]

DIRECTORS AND EXECUTIVE OFFICERS OF

TESORO REFINING & MARKETING COMPANY LLC

The business address of each person listed below is c/o Tesoro Refining & Marketing Company LLC, 19100 Ridgewood Parkway, San Antonio, Texas 78259-1828. Each person is a United States citizen.

Managers:

Name	Present Principal Occupation	Common Units Held
Gregory J. Goff	President and Chief Executive Officer of Tesoro Corporation	0
Charles S. Parrish	Executive Vice President, General Counsel and Secretary of Tesoro Corporation	0
Steven M. Sterin	Executive Vice President and Chief Financial Officer of Tesoro Corporation	0

Executive Officers:

Name	Position at Tesoro Refining & Marketing Company LLC	Common Units Held
Gregory J. Goff	President and Chief Executive Officer	0
Charles S. Parrish	Executive Vice President and Secretary	0
Steven M. Sterin	Executive Vice President and Chief Financial Officer	0
Daryl R. Schofield	Senior Vice President, Commercial	0
Arlen O. Glenewinkel, Jr.	Vice President and Controller	1,600 *
Keith M. Casey	Executive Vice President, Operations	0
Brad S. Lakhia	Vice President and Treasurer	0
Cynthia (CJ) Warner	Executive Vice President, Strategy and Business Development	0

*	Represents 1,600 common units of QEP Midstream Partners, LP held by Mr. Glenewinkel’s daughter.

[Schedule A Continues on Next Page]

DIRECTORS AND EXECUTIVE OFFICERS OF TESORO ALASKA COMPANY LLC

The business address of each person listed below is c/o Tesoro Alaska Company LLC, 19100 Ridgewood Parkway, San Antonio, Texas 78259-1828. Each person is a United States citizen.

Managers:

Name	Present Principal Occupation	Common Units Held
Gregory J. Goff	President and Chief Executive Officer of Tesoro Corporation	0
Charles S. Parrish	Executive Vice President, General Counsel and Secretary of Tesoro Corporation	0
Steven M. Sterin	Executive Vice President and Chief Financial Officer of Tesoro Corporation	0

Executive Officers:

Name	Position at Tesoro Alaska Company	Common Units Held
Gregory J. Goff	President and Chief Executive Officer	0
Charles S. Parrish	Executive Vice President, General Counsel and Secretary	0
Steven M. Sterin	Executive Vice President and Chief Financial Officer	0
Daryl R. Schofield	Senior Vice President, Commercial	0
Arlen O. Glenewinkel, Jr.	Vice President and Controller	1,600 *
Keith M. Casey	Executive Vice President, Operations	0
Brad S. Lakhia	Vice President and Treasurer	0

*	Represents 1,600 common units of QEP Midstream Partners, LP held by Mr. Glenewinkel’s daughter.

[Schedule A Continues on Next Page]

DIRECTORS AND EXECUTIVE OFFICERS OF TESORO LOGISTICS GP, LLC

The business address of each person listed below is c/o Tesoro Logistics GP, LLC, 19100 Ridgewood Parkway, San Antonio, Texas 78259-1828. Each person is a United States citizen.

Directors:

Name	Present Principal Occupation	Common Units Held
Gregory J. Goff	President and Chief Executive Officer of Tesoro Corporation	0
Raymond J. Bromark	Retired	0
James H. Lamanna	President of Timeless Triumph LLC (a consulting firm)	0
Thomas C. O’Connor	Retired	0
Phillip M. Anderson	President of Tesoro Logistics GP, LLC	0
Charles S. Parrish	Executive Vice President, General Counsel and Secretary of Tesoro Corporation	0
Steven M. Sterin	Executive Vice President and Chief Financial Officer of Tesoro Corporation	0
Keith M. Casey	Executive Vice President, Operations of Tesoro Corporation	0

Executive Officers:

Name	Position at Tesoro Logistics GP, LLC	Common Units Held
Gregory J. Goff	Chairman of the Board and Chief Executive Officer	0
Phillip M. Anderson	President	0
Charles S. Parrish	Vice President, General Counsel and Secretary	0
Steven M. Sterin	Vice President and Chief Financial Officer	0
Arlen O. Glenewinkel, Jr.	Vice President and Controller	1,600 *
Keith M. Casey	Vice President, Operations	0
Brad S. Lakhia	Vice President and Treasurer	0

*	Represents 1,600 common units of QEP Midstream Partners, LP held by Mr. Glenewinkel’s daughter.

[Schedule A Continues on Next Page]

DIRECTORS AND EXECUTIVE OFFICERS OF TESORO LOGISTICS LP

N/A

[Schedule A Continues on Next Page]

DIRECTORS AND EXECUTIVE OFFICERS OF QEP FIELD SERVICES, LLC

The business address of each person listed below is c/o QEP Field Services, LLC, 19100 Ridgewood Parkway, San Antonio, Texas 78259-1828. Each person is a United States citizen.

Directors:

None.

Executive Officers:

Name	Position at QEP Field Services, LLC	Common Units Held
Gregory J. Goff	Chairman of the Board and Chief Executive Officer	0
Phillip M. Anderson	President	0
Charles S. Parrish	Vice President, General Counsel and Secretary	0
Steven M. Sterin	Vice President and Chief Financial Officer	0
Arlen O. Glenewinkel, Jr.	Vice President and Controller	1,600 *
Brad S. Lakhia	Vice President and Treasurer	0

*	Represents 1,600 common units of QEP Midstream Partners, LP held by Mr. Glenewinkel’s daughter.

[Schedule A Continues on Next Page]

TRANSACTIONS BY THE DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

•	None.

[End of Schedule A]